

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2014

Via E-mail
Luis Carlos Trabuco Cappi
Chief Executive Officer
Bank Bradesco
Cidade de Deaus S/N
Vila Yara, 06029-900
Osasco – SP, Brazil

> **Re:** **Bank Bradesco**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 001-15250**

Dear Mr. Luis Carlos Trabuco Cappi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

1. Please discuss, analyze and quantify the reasons for the changes in the income and social taxes paid or allocated to your banking, insurance, pension plans and capitalization bonds and other operating segments. Please refer to Item 5 of Form 20-F.

Net impairment losses on loans and advances to customers, page 130

2. We note that banking regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation. Please revise to clarify that the provisions and the allowance for loan losses recorded

under Brazilian GAAP are representative of the provisions and allowance for loan losses recorded under IFRS indicating whether there are any differences.

Financial Statements

Notes to the Financial Statements

Significant accounting practices (a)(i), page F-13

3. You disclose that you use the purchase method of accounting for acquisitions that meet the definition of a business. The acquisition method of accounting is required under IFRS 3. Please revise your disclosure or tell us why you believe your disclosure is in compliance with IFRS 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief